UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

COHEN & COMPANY INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

19249M 102

(CUSIP Number)

Daniel G. Cohen

Cira Centre

2929 Arch Street, Suite 1703

Philadelphia, Pennsylvania 19104-2870

(215) 701-9555

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19249M 102		SCHEDULE 13D

1	Name of Reporting Person Daniel G. Cohen

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 842,468(1)(2)(3)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 562,468(1)(2)

	10	Shared Dispositive Power 280,000(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 842,468(1)(2)(3)

12	Check Box, if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 43.87%

14	Type of Reporting Person (See Instructions) IN

(1)

Includes 64,113 shares of the common stock, par value $0.01 per share (“Common Stock”), of Cohen & Company Inc., a Maryland corporation (the “Issuer”), held directly by Daniel G. Cohen (the “Reporting Person”).

(2)

Includes 498,355 shares of Common Stock into which the 4,983,557 membership units in Cohen & Company, LLC (formerly IFMI, LLC), a majority owned subsidiary of the Issuer, which the Reporting Person owns through Cohen Bros. Financial, LLC, a Delaware limited liability company of which the Reporting Person is the sole member, may be redeemed.

(3)

Includes 80,000 shares of Common Stock held by EBC 2013 Family Trust (“EBC”), of which the Reporting Person may be deemed to be a beneficial owner as a result of his position as a trustee of EBC and because the Reporting Person has sole voting power with respect to all shares held by EBC.  Also includes 200,000 shares of Common Stock into which a convertible promissory note issued by the Issuer to EBC on September 25, 2013 in the aggregate principal amount of $2,400,000 (the “Note”) may be converted in the event that all of the interest thereunder is paid to the holder thereof in cash, of which the Reporting Person may be deemed to be a beneficial owner. Does not include the additional 20,567 shares of Common Stock into which the Note may be converted in the event that none of the remaining interest thereunder is paid to the holder thereof in cash, of which the Reporting Person may be deemed to be a beneficial owner. While the Reporting Person has sole voting power with respect to all shares of the Issuer held by EBC, decisions with respect to the disposition of such shares are made by a majority of the trustees of EBC.

CUSIP No. 19249M 102	SCHEDULE 13D

This Amendment No. 8 to Schedule 13D is filed to amend Items 4, 5, 6 and 7 of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2011, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on January 17, 2013, Amendment No. 2 to Schedule 13D filed with the SEC on May 14, 2013, Amendment No. 3 to Schedule 13D filed with the SEC on September 30, 2013, Amendment No. 4 to Schedule 13D filed with the SEC on November 21, 2014, Amendment No. 5 to Schedule 13D filed with the SEC on October 27, 2015, Amendment No. 6 to Schedule 13D filed with the SEC on December 20, 2017 and Amendment No. 7 to Schedule 13D filed with the SEC on February 23, 2018 (as so amended, the “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.

Item 4.         Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby supplemented as follows:

On September 25, 2018 (the “Effective Date”), Cohen & Company Inc., a Maryland corporation (the “Issuer”), entered into that certain Amendment No. 1 to Convertible Senior Promissory Note (the “EBC Amendment”) with the EBC 2013 Family Trust (“EBC”), pursuant to which the Convertible Senior Promissory Note (the “Note”) issued by the Issuer to EBC on September 25, 2013 in the aggregate principal amount of $2,400,000 was amended.

Daniel G. Cohen (the “Reporting Person”), the President and Chief Executive of the Issuer’s European operations and Chairman of the Issuer’s board of directors, may be deemed to be the beneficial owner of the shares of the Issuer’s common stock, par value $0.01 per share (“Common Stock”), held by EBC as a result of his position as a trustee of EBC and because the Reporting Person has sole voting power with respect to all shares held by EBC.  While the Reporting Person has sole voting power with respect to all shares of the Issuer held by EBC, decisions with respect to the disposition of such shares are made by a majority of the trustees of EBC.

Pursuant to the EBC Amendment, (i) the maturity date of the Note was extended from September 25, 2018 to September 25, 2019; and (ii) the conversion price under the Note was reduced from $30.00 per share of Common Stock to $12.00 per share of Common Stock.

The EBC Amendments amended the Note to provide that, until the Issuer’s stockholders approve the issuance of the shares of Common Stock issuable upon conversion of the Note for purposes of Section 713 of the NYSE American’s Company Guide, the Note may not be converted if such conversion would result in the Issuer issuing a number of shares of Common Stock that, when aggregated with any shares of Common Stock previously issued in connection with any conversion under the Note, equals or exceeds, in the aggregate, 7.07% of the outstanding Common Stock as of the Effective Date.

In addition, the EBC Amendment amended the Note to provide that (i) the Issuer is required to cause its stockholders to vote on a proposal (the “Stockholder Proposal”) regarding the issuance of the shares of Common Stock issuable upon conversion of the Note for purposes of Section 713 of the NYSE American’s Company Guide at the 2019 annual meeting of the Issuer’s stockholders; (ii) the Issuer is required use its reasonable best efforts to solicit proxies

CUSIP No. 19249M 102	SCHEDULE 13D

for such stockholder approval; and (iii) the Issuer’s Board of Directors is required to recommend to the Issuer’s stockholders that such stockholders approve the Stockholder Proposal.

The foregoing description of the EBC Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the EBC Amendment, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference.

Item 5.         Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The percentages used in the table below and elsewhere herein are based on the following: (a) 1,222,060 shares of Common Stock outstanding as of September 25, 2018 (as provided by the Issuer), plus (b) 498,355 shares of Common Stock into which the 4,983,557 membership units in Cohen & Company, LLC (formerly IFMI, LLC), a majority owned subsidiary of the Issuer (the “Operating Company”), which the Reporting Person owns through Cohen Bros. Financial, LLC, a Delaware limited liability company of which the Reporting Person is the sole member (“CBF”), may be redeemed; plus (c) 200,000 shares of Common Stock into which the Note may be converted in the event that all of the interest thereunder is paid to the holder thereof in cash.

Number of Shares of Common Stock with Sole Voting Power		Number of Shares of Common Stock with Shared Voting Power Dispositive Power	Number of Shares of Common Stock with Sole Dispositive Power		Number of Shares of Common Stock with Shared Dispositive Power		Aggregate Number of Shares of Common Stock Beneficially Owned		Percentage of Class Beneficially Owned
842,468	(1)(2)(3)	0	562,468	(1)(2)	280,000	(3)	842,468	(1)(2)(3)	43.87%

(1)         Includes 64,113 shares of Common Stock held directly by the Reporting Person.

(2)         Includes 498,355 shares of Common Stock into which the 4,983,557 units of membership interest in the Operating Company owned by CBF may be redeemed.

(3)         Includes 80,000 shares of Common Stock held by EBC, of which the Reporting Person may be deemed to be a beneficial owner as a result of his position as a trustee of EBC and because the Reporting Person has sole voting power with respect to all shares held by EBC.  Also includes 200,000 shares of Common Stock into which the Note may be converted in the event that all of the interest thereunder is paid to the holder thereof in cash, of which the Reporting Person may be deemed to be a beneficial owner. Does not include the additional 20,567 shares of Common Stock into which the Note may be converted in the event that none of the remaining interest thereunder is paid to the holder thereof in cash, of which the Reporting Person may be deemed to be a beneficial owner. While the Reporting Person has sole voting power with respect to all shares of the Issuer held by EBC, decisions with respect to the disposition of such shares are made by a majority of the trustees of EBC.

(c) Except as set forth in Item 4 above, there have been no transactions by the Reporting Person in shares of Common Stock during the last 60 days.

(d) EBC has the right to receive dividends from, and the proceeds from the sale of, all shares of Common Stock owned by EBC.  The Reporting Person, Mr. Raphael Licht and Mr. Jeffrey D. Blomstrom, as the trustees of EBC, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares.

CUSIP No. 19249M 102	SCHEDULE 13D

(e) Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented by the information set forth in Items 4 and 5 above, which information is incorporated by reference herein.

Item 7.         Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby supplemented as follows:

Exhibit Number	Description
1	Amendment No. 1 to Convertible Senior Promissory Note, dated September 25, 2018, by and between Cohen & Company Inc. and the EBC 2013 Family Trust.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2018

	By:	/s/ Daniel G. Cohen
	Name:	Daniel G. Cohen